                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.  1  )*
                                             -----

                             The Union Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   906072103
                -----------------------------------------------
                                 (CUSIP Number)

                             Joseph D. Lehrer, Esq.
     2000 Equitable Building, 10 S. Broadway, St. Louis, MO (314) 241-9090
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications

                                 June 24, 1996
                        -------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                 SCHEDULE 13D


CUSIP NO.   906072103                           PAGE   2   OF    8    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       John D. Weil, SS # ###-##-####
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /  /
                                                                      (b)  /XX/

- --------------------------------------------------------------------------------
3      SEC USE ONLY


- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       PF
- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            /  /
       PURSUANT TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
- --------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            240,500 subject to the disclaimer contained in Item 5.
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             9,000 subject to the disclaimer contained in Item 5.
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        240,500 subject to the disclaimer contained in Item 5.
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        9,000 subject to the disclaimer contained in Item 5.
- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       368,000 subject to the disclaimer contained in Item 5.
- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       /  /
       EXCLUDES CERTAIN SHARES*

       6.52%
- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
- --------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  906072103                                                Page 3 of 8


                        AMENDMENT NO. 1 TO SCHEDULE 13D

     The Reporting Person reported the acquisition of shares of the Common Stock ("Stock") of The Union Corporation, a Delaware corporation ("Issuer"), 145 Mason Street, Greenwich, Connecticut 06830, in an initial filing of this
Schedule 13D on May 31, 1995.  In this regard, Item 4, Item 5 and Item 6 are
hereby amended as follow.   All other items are unchanged from the initial
filing, as amended.

ITEM 4.  Purpose of the Transaction.

     The owners listed in Item 5 purchased the Stock of the Issuer for general investment purposes. The owners listed in Item 5 may acquire additional shares of the Stock of the Issuer, based upon their respective investment decisions. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Issuer.

The owners listed in Item 5 have no present plans or proposals which relate to or would result in:

    (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

    (d) any material change in the present capitalization or dividend policy of the Issuer;

    (e) any other material change in the Issuer's business or corporate structure;

    (f) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

    (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

    (i)  any action similar to those enumerated above.

CUSIP NO.  906072103                                                Page 4 of 8

ITEM 5.  Interest in Securities of the Issuer.

    (a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 368,000 shares of Stock in the manner hereinafter described:

                                                                                              Percentage of
                                                   Relationship to                            Outstanding
   Shares Held in Name of                          Reporting Person      Number of Shares     Securities
- -----------------------------                      --------------------  ----------------  --------------------
John D. Weil                                       Reporting Person          115,000              2.04%

Mark S. Weil                                       Brother                    20,000               .35%

Richard K. Weil, Jr.                               Brother                    31,000               .55%

Paula K. Weil                                      Sister                     22,000               .40%

RKW Management Services, L.P.                      Partnership                75,000              1.33%
                                                   Controlled by
                                                   Reporting Person
Mark S. Weil and John D. Weil, Trustees            Nephew                      3,000               .05%
for Daniel D. Weil (Item 10 Trust)

Mark S. Weil, Trustee for Daniel D. Weil,          Trust for Nephew           22,500               .40%
ex. by Richard K. Weil

Mark S. Weil and John D. Weil, Trustees            Nephew                      3,000               .05%
for Alexander P. Weil (Item 10 Trust)

Mark S. Weil, Trustee for Alexander P.             Trust for Nephew           21,000               .37%
Weil, ex. by Richard K. Weil

John D. Weil, Trustee for Victoria L. Weil,        Trust for Daughter         24,500               .43%
ex. by Richard K. Weil

John D. Weil, Trustee for Victoria L. Weil         Daughter                    3,000               .05%
(Item 10 Trust)

John D. Weil, Trustee for Gideon J. Weil,          Trust for Son              20,000               .35%
ex. by Richard K. Weil

John D. Weil, Trustee for Gideon J. Weil           Son                         3,000               .05%
(Item 10 Trust)

Richard K. Weil, Jr. and John D. Weil,             Nephew                      3,000               .05%
Trustees for Samuel J. G. Weil (Item 10
Trust)

Gabriel I. Weil                                    Nephew                      1,000               .02%

Amelia J. Weil                                     Niece                       1,000               .02%
                                                                             -------              ----
TOTAL                                                                        368,000              6.51%
                                                                             =======              ====

CUSIP NO.  906072103                                                Page 5 of 8


     The foregoing percentages assume that the Issuer has 5,650,833 shares of Stock outstanding.

     All shares held in the name of family members or family trusts of the Reporting Person are reported as beneficially owned by the Reporting Person because those family members or trusts may seek investment advise or voting advice of the Reporting Person. All shares held in the name of the partnership controlled by the Reporting Person are reported as beneficially owned by the Reporting Person because, as the sole shareholder of the corporate general partner of such partnership, the Reporting Person has voting and investment power with respect to the shares owned by such partnership. Except for Common Stock held in the name of the Reporting Person, or in trust wherein the Reporting Person is the trustee, or in the name of a partnership controlled by the Reporting Person, there is no written document or agreement conferring the right of the Reporting Person to acquire or dispose of the Stock or giving the Reporting Person the right to vote such shares of Stock.

     AS PROVIDED IN S.E.C. REGULATION SECTION 240.13d-4, THE REPORTING PERSON HEREBY DECLARES THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT HE IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES COVERED BY THIS STATEMENT.

   (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).

     (c)


                                                                                           Transaction
       Purchase in the Name of          Date    Number of Shares  Net Price Per Share      Made Through
- -------------------------------------  -------  ----------------  -------------------  --------------------
John D. Weil                           6/14/96       4,000              20.5466           Goldman Sachs

Richard K. Weil, Jr.                   6/14/96       4,000              20.5466           Goldman Sachs

Mark S. Weil, Trustee for              6/14/96       2,000              20.5466           Goldman Sachs
Alexander P. Weil, ex. by Richard
K. Weil

John D. Weil, Trustee for Victoria L.  6/14/96       2,000              20.5466           Goldman Sachs
Weil, ex. by Richard K. Weil

John D. Weil, Trustee for Gideon J.    6/14/96       2,000              20.5466           Goldman Sachs
Weil, ex. by Richard K. Weil

CUSIP NO.  906072103                                                Page 6 of 8

Mark S. Weil, Trustee for Daniel D.    6/18/96       4,000              20.5                Goldman Sachs
Weil, ex. by Richard K. Weil

Mark S. Weil, Trustee for Daniel D.    6/19/96       2,000              20.5                Goldman Sachs
Weil, ex. by Richard K. Weil

Paula K. Weil                          6/20/96       2,000               20                 Goldman Sachs

Richard K. Weil, Jr.                   6/20/96       2,000               20                 Goldman Sachs

John D. Weil                           6/20/96       1,800               20                 Goldman Sachs

John D. Weil                           6/21/96       2,000               20                 Goldman Sachs

RKW Management Services, L.P.          6/24/96       3,000              19.75               Goldman Sachs

John D. Weil                           6/24/96       3,500              19.75               Goldman Sachs

Mark S. Weil, Trustee for Daniel D.    6/24/96       2,000              19.75               Goldman Sachs
Weil, ex. by Richard K. Weil

Mark S. Weil, Trustee for Alexander    6/24/96       2,000              19.75               Goldman Sachs
P. Weil, ex. by Richard K. Weil

John D. Weil, Trustee for Victoria L.  6/24/96       2,000              19.75               Goldman Sachs
Weil, ex. by Richard K. Weil

John D. Weil, Trustee for Gideon J.    6/24/96       2,000              19.75               Goldman Sachs
Weil, ex. by Richard K. Weil

RKW Management Services, L.P.          6/25/96       2,000              19.75               Goldman Sachs

John D. Weil, Trustee for Victoria L.  6/25/96       2,000              19.75               Goldman Sachs
Weil, ex. by Richard K. Weil

John D. Weil                           6/28/96       1,500              19.75               Jefferies & Co.

Mark S. Weil, Trustee for Alexander    6/28/96       1,000              19.75               Jefferies & Co.
P. Weil, ex. by Richard K. Weil

John D. Weil, Trustee for Victoria L.  6/28/96       2,000              19.75               Jefferies & Co.
Weil, ex. by Richard K. Weil

John D. Weil, Trustee for Gideon J.    6/28/96       1,000              19.75               Jefferies & Co.
Weil, ex. by Richard K. Weil


     (d) Not applicable.

     (e) Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

CUSIP NO.  906072103                                                Page 7 of 8


     The Reporting Person is Trustee of several of the trusts mentioned in Item
5. The Reporting Person is sole shareholder of the corporate general partner of the partnership mentioned in Item 5. The Reporting Person is related to all other persons mentioned in Item 5, including the trustees and beneficiaries of all of the trusts mentioned in Item 5.


ITEM 7.  Material to be Filed as Exhibits.

     None.




                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO.  906072103                                                Page 8 of 8


     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        ---------------------------------------
                                                John D. Weil

                                                July 2, 1996